TASEKO COMMENCES JUDICIAL REVIEW APPLICATION

December 2, 2013, Vancouver BC - Taseko (TSX: TKO; NYSE MKT: TGB) (the "Company") has commenced a federal judicial review, seeking to set aside certain findings of a review panel report relating to the Company’s New Prosperity Gold-Copper Project environmental assessment.

Taseko is asking the court for a declaration that certain panel findings relating to seepage and water quality be set aside, and that the Panel failed in certain respects to comply with principles of procedural fairness.

The judicial review will address the question of whether Natural Resources Canada (“NRCan”) – and in turn the panel – made a fundamental error when determining expected seepage rates from the tailings storage facility. Taseko believes the evidence is clear that NRCan failed to account for a liner that would be part of the tailings storage facility – thus modeling the wrong project design and assuming water would seep into open ground.

The Canadian Environmental Assessment Agency (“CEAA”) requested Taseko’s response to several questions regarding this matter and the Company has provided that information in letters dated November 8 and November 15, 2013 to the Minister of Environment and to CEAA respectively which are publicly available.

“Taseko had no choice but to file this application in order to comply with a 30 day time limit,” said Taseko President and CEO Russell Hallbauer. “But we remain of the view that the federal government should allow the project to proceed to the next stage of detailed permit-level examination and if so the judicial review would not need to proceed,” added Mr. Hallbauer.

The panel found that the project was not likely to have significant adverse effects in approximately 30 different areas including human health, salmon habitat and wildlife. Those findings are not being challenged.

A copy of the application to the Federal Court and the November 8 and 15, 2013 letters to the Minister of Environmental are available at Taseko’s website: www.tasekomines.com

Media - Brian Battison 778-373-4533 or toll free 1-877-441-4533
Investors - Brian Bergot 778-373-4533 or toll free 1-877-441-4533

Russell Hallbauer
President and CEO

No regulatory authority has approved or disapproved of the information contained in this news release.

CAUTION REGARDING FORWARD-LOOKING INFORMATION

This document contains “forward-looking statements” that were based on Taseko’s expectations, estimates and projections as of the dates as of which those statements were made. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “outlook”, “anticipate”, “project”, “target”, “believe”, “estimate”, “expect”, “intend”, “should” and similar expressions.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. These included but are not limited to:

  uncertainties and costs related to the Company’s exploration and development activities, such as those associated with continuity of mineralization or determining whether mineral resources or reserves exist on a property;
  uncertainties related to the accuracy of our estimates of mineral reserves, mineral resources, production rates and timing of production, future production and future cash and total costs of production and milling;
  uncertainties related to feasibility studies that provide estimates of expected or anticipated costs, expenditures and economic returns from a mining project;
  uncertainties related to the ability to obtain necessary licenses permits for development projects and project delays due to third party opposition;
  uncertainties related to unexpected judicial or regulatory proceedings;
  changes in, and the effects of, the laws, regulations and government policies affecting our exploration and development activities and mining operations, particularly laws, regulations and policies;
  changes in general economic conditions, the financial markets and in the demand and market price for copper, gold and other minerals and commodities, such as diesel fuel, steel, concrete, electricity and other forms of energy, mining equipment, and fluctuations in exchange rates, particularly with respect to the value of the U.S. dollar and Canadian dollar, and the continued availability of capital and financing;
  the effects of forward selling instruments to protect against fluctuations in copper prices and exchange rate movements and the risks of counterparty defaults, and mark to market risk;
  the risk of inadequate insurance or inability to obtain insurance to cover mining risks;
  the risk of loss of key employees; the risk of changes in accounting policies and methods we use to report our financial condition, including uncertainties associated with critical accounting assumptions and estimates;
  environmental issues and liabilities associated with mining including processing and stock piling ore; and
  labour strikes, work stoppages, or other interruptions to, or difficulties in, the employment of labour in markets in which we operate mines, or environmental hazards, industrial accidents or other events or occurrences, including third party interference that interrupt the production of minerals in our mines.

For further information on Taseko, investors should review the Company’s annual Form 40-F filing with the United States Securities and Exchange Commission www.sec.gov and home jurisdiction filings that are available at www.sedar.com.